ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, Ohio  45209

June 14, 2010

Morgan Youngwood
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Form 8-K
Filed on June 7, 2010
File No.: 333-163937

Dear Mr. Youngwood:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Current Report on Form 8-K, as initially filed by Zoo Entertainment, Inc. (the “Company”) with the Commission on June 7, 2010 (the “Form 8-K”).  Set forth below is the Company’s response to the Commission’s comment given by letter dated June 10, 2010.

Form 8-K filed on June 7, 2010

1.  You appear to have incorrectly filed your Form 8-K under the Item 4.01 designation.  Please amend your filing and re-file under the 4.02 designation.

Response:  The Company has filed the Amendment in order to re-file the Form 8-K under the Item 4.02 designation.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel at (212) 692-6809 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following address.

Mekhala Attonito, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Sincerely,

/s/ Mark Seremet
Mark Seremet
Chief Executive Officer